Exhibit 99.2

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME AND ASTELLAS ANNOUNCE POSITIVE
RESULTS FROM ACT 2 TRIAL

Vancouver, Canada and Deerfield, Illinois, USA, June 4, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced results from their recently completed Phase 3 clinical study, called ACT 2. The trial evaluated the efficacy and safety of the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery. In the atrial fibrillation population, 47% of patients dosed with vernakalant (iv) experienced conversion to normal heart rhythm within 90 minutes, as compared to 14% of placebo patients, a statistically significant difference (p=0.0001).

The ACT 2 study data suggests that vernakalant (iv) was well-tolerated in the studied patient population. In the 30-day interval following drug administration, serious adverse events occurred in 9% of all patients dosed with vernakalant (iv) and 11% of all placebo patients. Potentially drug-related serious adverse events occurred in 2% of patients who received vernakalant (iv) and 0% of placebo patients. There were no cases of drug-related “Torsades de Pointes”, a specific and well-characterized ventricular arrhythmia.

The study achieved its primary endpoint in the combined atrial fibrillation and atrial flutter groups, showing that 45% of patients receiving vernakalant (iv) converted to normal heart rhythm within 90 minutes, as compared to 15% of placebo patients within the same time period (p=0.0002). Of the 10 patients in the atrial flutter population, no patients in the drug group and one patient in the placebo group converted to normal heart rhythm. A total of 190 patients were randomized in the study, of which 161 received treatment.

In the patients treated with vernakalant (iv) who converted to normal heart rhythm within 90 minutes, the median time to conversion was 12 minutes from the initiation of dosing.

“We are delighted to see a 47% conversion rate in post-operative atrial fibrillation patients, and in particular we are encouraged by the safety profile observed in this fragile patient population,” stated Bob Rieder, Chief Executive Officer and Chairman of Cardiome. “The efficacy and safety results observed in this study are consistent with those we’ve seen throughout the vernakalant (iv) development program.”

The ACT 2 study was conducted in 42 centres in the United States, Canada, Argentina, India and Europe. The study was focused on the treatment of patients with atrial fibrillation or atrial flutter occurring after CABG or valve replacement surgery. Approximately 30% of these patients have an episode of atrial arrhythmia following their surgery. The arrhythmia, though transient, is a significant medical concern.

“We are very pleased with the results of the ACT 2 trial and the important insight it provides about the use of vernakalant (iv),” stated Yoshihiko Hatanaka, President and Chief Executive Officer of Astellas Pharma US, Inc.

In October 2003, Cardiome granted Astellas Pharma US, Inc. an exclusive license to develop and commercialize vernakalant (iv) in North America. The companies have co-developed vernakalant (iv) to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico.

Cardiome will hold a conference call and webcast on Monday, June 4, 2007 at 9:00am EDT (6:00am PDT). Please dial 416-340-8010 or 866-540-8136 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through July 4, 2007. Please dial 416-695-5800 or 800-408-3053 and enter code 3225539# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006. Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007. An open-label safety study evaluating recent-onset AF patients, called ACT 4, is ongoing.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006. A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

About Astellas Pharma US, Inc.
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a US affiliate of Tokyo-based Astellas Pharma Inc. Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market. For more information about Astellas Pharma US, Inc., please visit our website at www.astellas.com/us.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Maribeth Landwehr
Assistant Director, Corporate Communications
Astellas Pharma US, Inc.
(847) 317-8988

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.